FILED BY ENDO HEALTH SOLUTIONS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ENDO HEALTH SOLUTIONS INC.

COMMISSION FILE NO. 001-15989

Good Morning All,

The Endo Investor Relations team would like to call to your attention two announcements made by the company this morning. Management will host a conference call at 8am Eastern Time to discuss both of these items. Call information can be found in the attached announcements.

First, the company announced that it has reached a definitive agreement to acquire Paladin Labs Inc. (TSX: PLB) a leading Canada-based specialty pharmaceutical company in a stock and cash transaction valued at approximately $1.6 Billion. Please read the attached press release for more complete details but some key highlights include:

•	Accelerates Endo’s transformation to a leading global specialty healthcare company and creates a platform for future growth.

•	Expected to be immediately accretive to Endo’s 2014 adjusted earnings per share.

•	Pursuant to the transaction, each of Endo and Paladin Labs will be acquired by a newly-formed Irish holding company.

•	Operational and tax synergies are expected to total at least $75 million of after tax savings on an annual basis.

Second, the company announced strong third quarter financial results and raised its full year 2013 financial guidance for revenues and adjusted diluted earnings per share. Again, please read the attached press release for more complete details but some key highlights include:

•	Total third quarter revenues of $715 million and adjusted diluted EPS of $1.34.

•	Raised expectations for 2013 revenues to a range of $2.75 Billion to $2.80 Billion

•	Raised expectations for 2013 adjusted diluted EPS to a range of $4.60 to $4.75;

•	GAAP EPS now expected to be $0.95 to $1.10

We’ll be available today after the call for further discussion.

Thank you,

Blaine Davis

SVP, Corporate Affairs

484-216-7158

Jonathan Neely

Director, Investor Relations

484-216-6645

* * *

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

IrishCo will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement/Circular of Endo and Paladin Labs. Endo and Paladin Labs plan to mail their respective shareholders the Joint Proxy Statement/Circular in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/CIRCULAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDO, PALADIN LABS, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed with the SEC by Endo through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed by Paladin Labs on the System for Electronic Document Analysis Retrieval (“SEDAR”) website maintained by the Canadian Securities Administrators at http://www.sedar.com. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed by Endo with the SEC by contacting Endo Corporate Secretary or by calling 484-216-0000, and will be able to obtain free copies of the Joint Proxy Statement/Circular and other documents filed by Paladin Labs on the SEDAR website by contacting Samira Sakhia or by calling (514) 669-5367.

Participants in the Solicitation

Paladin Labs and Endo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Paladin Labs and Endo in respect of the transactions contemplated by the Joint Proxy Statement/Circular. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Paladin Labs and Endo in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Circular when it is filed with the SEC. Information regarding Paladin Labs’ directors and executive officers is contained in Paladin Labs’ Annual Report for the year ended December 31, 2012, filed on the SEDAR website. Information regarding Endo’s directors and executive officers is contained in Endo’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. These forward-looking statements may include, without limitation, statements regarding the completion of the proposed transaction and other statements that are not historical facts. Although Endo and Paladin Labs each believe its forward-looking statements are reasonable, they are subject to important risks and uncertainties. Those include, without limitation, the failure to receive, on a timely basis or otherwise, the required approvals by Endo and Paladin Labs shareholders, the Superior Court of Québec and applicable government and regulatory authorities, the terms of those approvals, the risk that a condition to closing contemplated by the arrangement agreement may not be satisfied or waived, the inability to realize expected synergies or cost savings or difficulties related to the integration of Endo and Paladin Labs operations, the ability of the combined company to retain and hired key personnel and maintain relationships with customers, suppliers or other business partners, or other adverse events, changes in applicable laws or regulations, competition from other pharmaceutical companies, and other risks disclosed in Endo and Paladin Labs’ public filings, any or all of which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. The forward-looking statements in this press release are qualified by these risk factors. As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and actual results and events may differ materially from the results and events contemplated in these forward-looking statements and from historical results. Neither Endo nor Paladin Labs assumes any obligation to publicly update any forward-looking statements, except as may be required under applicable securities laws, or to comment on expectations of, or statements made by the other party or third parties in respect of the proposed transaction. These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties. Investors should not assume that any lack of update to previously issued forward-looking statement constitutes a reaffirmation of that statement. Continued reliance on forward-looking statements is at investors’ own risk.

For more information regarding these and other risks and uncertainties that Endo may face, see the section entitled “Risk Factors” in Endo’s Form 10-K, Form 10-Q and Form 8-K filings with the SEC and as otherwise enumerated herein or therein.

For more information regarding these and other risks and uncertainties that Paladin Labs may face, see the section entitled “Risks Related to Paladin Labs’ Business” in Paladin Labs’ Information Form for the year ended December 31, 2012 and the sections in Paladin Labs Management’s Discussion and analysis entitled “Concentration of Credit Risk and Major Customers,” “Liquidity Risk,” “Foreign Exchange Risk,” “Interest Rate Risk,” and “Equity Price Risk” contained in Paladin Labs’ Annual Report for the year ended December 31, 2012 filed on the SEDAR website.

Endo Health Solutions

1400 Atwater Drive Malvern, PA 19355

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